FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   October, 2002
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   Y      Form 40-F   N
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes    N      No    Y
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82





























RIMFIRE MINERALS CORPORATION

   RFM:TSXVEN
Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

News Release

October 2, 2002                     PR02-16
RIMFIRE OPTIONS TIDE PROPERTY TO PLUTONIC

Mr. David Caulfield, P.Geo., President and CEO of Rimfire Minerals Corporation (RFM:TSXVEN) reports that Plutonic Capital Corp. (PUC:TSXVEN) has agreed to terms of an option agreement to earn a 51 percent interest in the Tide gold-silver property, subject to regulatory approval and approval by a majority of Plutonic's minority shareholders. Rimfire acquired the Tide property from Newmont Exploration Canada Limited in 2001, subject to a 1.5 percent
Net Smelter Royalty and a first right of refusal for three years. Plutonic can earn its interest in the property by making staged cash and share payments totaling $130,000 and 200,000 shares as well as funding $1.435 million in exploration over four years. Newmont has waived its first right of refusal on the above transaction.

The Tide Property is located 40 km north of the deep-water port of Stewart, in northwest British Columbia, and is accessible via the Granduc Mine road. Previous work dating back to 1979 had identified high grade base and precious metal mineralization on the property including the "High-grade Vein" which assays 8.1 g/t (0.24 oz/ton) gold and 1958 g/t (57.1 oz/ton) silver across 0.97 metres. Work by Rimfire in 2001 resulted in the discovery of angular massive sulphide vein float associated with a prominent lineament, the Arrow Fault, trending 1600 metres in a north-south direction. A sample of one boulder, measuring 30 by 40 by 50 centimetres, assayed 105 g/t (3.1 oz/ton) gold, 598 g/t (17.4 oz/ton) silver, 5.3 percent lead and 20.3 percent zinc. In the same general area, a 30 centimetre sample taken from outcrop immediately upslope from the Arrow Fault contained 99.0 g/t (2.9 oz/ton) gold, 152 g/t (4.4 oz/ ton)silver, 1.32 percent lead and 0.79 percent zinc.

Proposed field programs for 2003 include diamond drilling at the Arrow and High Grade vein areas. Additional work will investigate areas to north and west of the Arrow Zone where reconnaissance soil sampling has identified strongly anomalous gold (80th percentile 550 ppb), silver (80th percentile 4.6 ppm) and arsenic (80th percentile 1294 ppm) in soils that have yet to be explained.

Rimfire was attracted to the Tide property by its poorly-explained soil geochemical anomaly, the extent and high grades of its Polymetallic mineralization, its road access and proximity to port facilities at Stewart. The discovery of new high-grade precious metal mineralization at the Arrow Zone during the short field program conducted in 2001 highlights the potential that unexplained geochemical anomalies are sourced from additional mineralized areas.

Plutonic is managed by an experienced board of directors including Walter Segsworth and William Lindqvist, former senior management of Homestake Mining Company. Rimfire looks forward to working with the Plutonic team to advance the Tide property.

The Tide option agreement represents the sixth option/joint venture agreement completed in 2002. Rimfire has two property agreements with AngloGold (U.S.A.) in Alaska and partners committed on properties in British Columbia, including Barrick Gold Corporation, First Au Strategies Corp., Stikine Gold Corporation and now, Plutonic Capital Corp.

On behalf of Rimfire Minerals Corporation
"David A. Caulfield"
David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

































BC FORM 53-901F
SECURITIES ACT - BRITISH COLUMBIA
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1    Reporting Issuer:
    Rimfire Minerals Corporation
    Suite 700 - 700 West Pender Street
    Vancouver, B.C.
    V6C 1G8

Item 2    Date of Material Change:
    October 2, 2002

Item 3    Press Release:
    Date of Issue    Place of Issue
    October 2, 2002    Vancouver, British Columbia
    (See distribution sheet marked Schedule "A" attached.)

Item 4    Summary of Material Change:

Plutonic Capital Corp. has agreed to terms of an option agreement to earn a 51 percent interest in Rimfire Minerals Corporation's Tide gold-silver property, subject to regulatory approval and approval by a majority of Plutonic's minority shareholders.

Item 5    Full Description of Material Changes:


    Plutonic Capital Corp. has agreed to terms of an option agreement to earn a 51 percent interest in Rimfire Minerals Corporation's Tide gold-silver property, subject to regulatory approval and approval by a majority of Plutonic's minority shareholders. Rimfire acquired the Tide property from Newmont Exploration Canada Limited in 2001, subject to a 1.5 percent Net Smelter Royalty and a first right of refusal for three years. Plutonic can earn its interest in the property by making staged cash and share payments totaling $130,000 and 200,000 shares as well as funding $1.435 million in exploration over four years. Newmont has waived its first right of refusal on the above transaction.

Item 6    Reliance on Section 85(2) of the Act:
    Not applicable

Item 7    Omitted Information:
    Not applicable.


Item 8    Senior Officers:

    David A. Caulfield, President
    700 -700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: davidc@rimfire.bc.ca






    Henry J. Awmack, Chairman
    700-700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: henrya@equityeng.bc.ca


Item 9    Statement of Senior Officer:
    The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of October, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form 53-901F


SCHEDULE A
Media:

    Market News Publishing Inc.   News Desk
    Canada Stockwatch             News Desk
    The Northern Miner            News Desk
    The Prospector                News Desk
    Standard & Poor's             Corporation Records





Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT

Date  October 2, 2002